Filed Pursuant to Rule 433

Relating to Registration Statement No. 333-134424

Filed May 24, 2006

IMPORTANT INFORMATION -- PLEASE READ

The IHC Stock Ownership Plan (the Stock Ownership Plan) referenced in the attached communication provides for the issuance of shares of common stock of Independence Holding Company (IHC) under IHC’s 2006 Stock Incentive Plan (the 2006 Plan). The issuance of any shares under the 2006 Plan, including the shares issuable in connection with the Stock Ownership Plan, is subject to the approval of the IHC stockholders. IHC has submitted the 2006 Plan for approval at IHC’s Annual Meeting of Stockholders, scheduled for June 15, 2006. If stockholder approval is not received, the 2006 Plan and the Stock Ownership Plan will be null and void.

IHC (the issuer) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering of certain shares under the 2006 Plan, including those issuable in connection with the Stock Ownership Plan. Before you make a decision to participate in the Stock Ownership Plan, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling Independence Holding Company at (203) 358-8000, or you may obtain it by visiting the issuer’s website at www.independenceholding.com and selecting the “SEC Filings” option under the “Investors” drop-down menu.

Strength. Vision. Stability.

June 5, 2006

Dear [Attendee First Name]

Thank you for attending the recent IHC Leaders Conference in Phoenix. This is an exciting time in our company’s history—and one filled with abundant opportunity.

We hope you left the conference with a clearer understanding of what we bring to the table and where we’re headed. Your input is important to us, so please watch your e-mail for a quick, online survey to share your feedback about the conference.

A lot of ground was covered in a few days, but there are three key points we’d like to highlight:

Stock Ownership – The conference theme was “Partnership to Ownership.” The IHC Stock Ownership Plan, which gives you an ownership stake in IHC (see reverse side), is the cornerstone of our commitment to you—our valued partner. You will earn IHC stock simply by selling the health plans of IHC-affiliated companies. Sell more, earn more—up to 600 shares during the initial six-month qualification period. Don’t miss out on this tremendous, wealth-building opportunity!

Cross-Selling – Begin to utilize IHC affiliated-companies for nearly all your health insurance needs—short-term medical, individual, small group, limited medical and dental. All plans are supported by state-of-the art enrollment and servicing capabilities. Put our resources to work for you and reap the rewards! As an added incentive for selling some of the best products in the industry, you may be eligible for a 100-share bonus in the IHC Stock Ownership Plan when you cross-sell three or more IHC affiliated-company product lines.

Commitment To You – We place a tremendous value on you and your business. Always have, always will. We want to help you grow your business and build your agency. We’re deeply committed to you... at IHC, WE GET IT!

For questions related to our product lines, please contact the IHC team leader who invited you to the conference. He or she will answer your questions or direct you to the appropriate resources.

The healthcare industry is ever-changing, but along with change comes opportunity. We invite you to partner with us as we make the most of this incredible journey.

Sincerely,

Scott Wood	David Kettig	Jeff Smedsrud
Co-Chief Operating Officer	Co-Chief Operating Officer	Chief Strategic Development Officer
Independence Holding Company	Independence Holding Company	Independence Holding Company

Strength. Vision. Stability.